Table of Contents

Exhibit 15.1

Vivax S.A.

Consolidated Financial
Statements for the Years Ended
December 31, 2006 and 2005 and
Independent Auditors’ Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Vivax S.A.
Americana - SP - Brazil

1. We have audited the accompanying consolidated balance sheets of Vivax S.A. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, all expressed in U.S. dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Vivax S.A. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and comprehensive income and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu
São Paulo, January 19, 2007

VIVAX S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of U.S. dollars - US$)

ASSETS	Note	2006	2005	LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2006	2005

CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	4	$ 45.088	$ 2.334	Trade accounts payable		$ 8.681	$ 11.496
Trade accounts receivable	5	7.724	5.904	Taxes payable		2.589	2.008
Allowance for doubtful accounts		(860)	(642)	Payroll and related charges		6.893	4.700
Recoverable taxes		2.724	567	Pole rental accrued and payables		823	3.144
Other receivables		618	579	Loans and financing	10	1.788	3.744
Prepaid expenses		873	517	Other payables and accruals	11	975	2.028

Deferred income tax asset	19	2.559	-	Total current liabilities		21.749	27.120

Total current assets		58.726	9.259

				NONCURRENT LIABILITIES
NONCURRENT ASSETS				Loans and financing	10	102.900	39.162
Escrow deposit		413	257	Deferred income tax liability		-	12.236
Recoverable taxes		704	-	Taxes payable	12	787	874
Deferred income tax asset	19	19.090	-	Accrual for contingencies	13	11.873	8.606
Prepaid expenses		-	935	Intercompany payables	6	-	89.587

Other receivables		-	3	Total noncurrent liabilities		115.560	150.465

Total noncurrent assets		20.207	1.195

OTHER ASSETS				SHAREHOLDERS' EQUITY
Cable television concessions	7	74.943	80.762	Capital		209.820	131.920
Property and equipment	8	119.519	107.224	Accumulated deficit		(63.549)	(93.460)
Deferred charges	9	2.248	2.713	Accumulated other comprehensive income (loss)		(7.937)	(14.892)

Total other assets		196.710	190.699	Total shareholders' equity		138.334	23.568

TOTAL ASSETS		$ 275.643	$ 201.153	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 275.643	$ 201.153

The accompanying notes are an integral part of these consolidated financial statements.

VIVAX S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of U.S. dollars - US$, except per share data)

	Note	2006	2005

GROSS REVENUE
Pay television subscription		$ 109.018	85.063
High-speed data subscription		45.302	29.696
Wholesale carrier services		11.807	8.358
Media services		2.272	1.589
Installation services		3.915	4.149

Total gross revenue		172.314	128.855

DEDUCTIONS, PRINCIPALLY TAXES		(24.637)	(18.402)

NET REVENUE		147.677	110.453

OPERATING COSTS AND EXPENSES
Programming and other operating costs	15	(48.239)	(35.371)
Depreciation and amortization		(40.870)	(33.061)

		(89.109)	(68.432)

GROSS PROFIT		58.568	42.021
Selling, general and administrative expenses		(44.194)	(34.754)
Write-off and sale of network materials and other		(156)	(3.566)
Other income		1.647	955

INCOME FROM OPERATIONS		15.865	4.656

Interest expense		(16.757)	(8.336)
Other financial expenses		(3.886)	(3.173)
Write-off of prepaid expenses from issuance of debentures and provision for debenture premium	16	(6.803)	-
Interest income		5.593	1.563
Foreign currency and monetary variations gain, net		3.641	13.097

FINANCIAL (EXPENSES) INCOME		(18.212)	3.151

INCOME (LOSS) BEFORE INCOME TAXES		(2.347)	7.807

INCOME TAXES
Current	19	(2.160)	254
Deferred	19	34.418	-

NET INCOME		$ 29.911	8.061

Other comprehensive income-
Foreign currency translation adjustment		6.955	1.342

COMPREHENSIVE INCOME		$ 36.866	9.403

NET INCOME PER SHARE - BASIC AND DILUTED - US$	14.e	$ 0,27	0,19

The accompanying notes are an integral part of these consolidated financial statements.

VIVAX S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of U.S. dollars - US$)

				Accumulated
				other
			Accumulated	comprehensive
	Note	Capital	deficit	income (loss)	Total

BALANCES AS OF DECEMBER 31, 2004		$ 127.284	$ (101.521)	$ (16.234)	$ 9.529

Capital increase (conversion of amounts due to shareholders into capital)		4.636	-	-	4.636
Foreign currency translation adjustment		-	-	1.342	1.342
Net income		-	8.061	-	8.061

BALANCES AS OF DECEMBER 31, 2005		131.920	(93.460)	(14.892)	23.568

Capital increase:
Capital increase (conversion of amounts due to shareholders into capital)	14.c	52.216	-	-	52.216
Net proceeds on issuance of units	14.d	25.684	-	-	25.684
Foreign currency translation adjustment		-	-	6.955	6.955
Net income		-	29.911	-	29.911

BALANCES AS OF DECEMBER 31, 2006		$ 209.820	$ (63.549)	$ (7.937)	$ 138.334

The accompanying notes are an integral part of these consolidated financial statements.

VIVAX S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of U.S. dollars - US$)

	Note	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income		$ 29.911	$ 8.061
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization		40.870	33.061
Allowance for doubtful accounts		154	617
Deferred income tax	19	(34.418)	-
Write-off of prepaid expenses from issuance of debentures		1.005	-
Write-off and sale of network materials		448	3.104
Interest income and foreign currency and monetary variations, net		(1.778)	(6.442)
Reversal of pole rental accrual		(2.067)	-
Accrual for contingencies		952	2.502

		35.077	40.903
Decrease (increase) in operating assets:
Trade accounts receivable		(1.237)	(3.797)
Other receivables, including recoverable taxes and other assets		(5.062)	1.148
Prepaid expenses		(301)	(48)

Increase (decrease) in operating liabilities:
Trade accounts payable		(3.835)	2.497
Taxes payable		2.321	(157)
Payroll and related charges		1.716	1.465
Other payables and accruals		(1.729)	(126)

Net cash provided by operating activities		26.950	41.885

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of accounts payable related to acquisiton of subsidiaries		-	(7.534)
Acquisition of property and equipment and deferred charges		(28.505)	(24.815)

Net cash used in investing activities		(28.505)	(32.349)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and financing - third parties		120.239	52.923
Proceeds from issuance of debentures		105.086	-
Capital increase through issuance of units	14.d	25.684	-
Payment of debentures balance		(106.658)	-
Payments of loans and financing		(65.291)	(77.258)
Intercompany loans - payments		(37.059)	-

Net cash provided by (used in) financing activities		42.001	(24.335)

Effect of currency exchange on cash and cash equivalents		2.308	1.571

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS		$ 42.754	$ (13.228)

CASH AND CASH EQUIVALENTS
At the beginning of the year		2.334	15.562
At the end of the year		45.088	2.334

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS		$ 42.754	$ (13.228)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest and debentures prepayment premium paid during the year		$ 17.588	$ 8.139
Reduction of goodwill - acquisition cost adjustment		-	$ 1.960
Conversion of amounts due to shareholders into capital		$ 52.216	$ 4.636
Offsetting of intercompany payables and receivables		-	$ 11.738
Income tax and social contribution paid		$ 4.033	-
Trade accounts payable related to the acquisition of property and equipment		$ 1.319	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVAX S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(Amounts expressed in thousands of U.S. dollars - US$, and when applicable in thousands of Brazilian reais - R$, and other currencies, unless otherwise stated, except amounts per units)

1. OPERATIONS

Vivax S.A. (“Vivax” or “Company”) is a listed company registered at Level 2 on the São Paulo Stock Exchange (“Bolsa de Valores de São Paulo - BOVESPA”) since February 6, 2006, incorporated in 1996 and, together with its subsidiaries, engaged in the provision of pay television and high-speed data services, as well as complementary activities, such as media and installation services and the leasing of excess network capacity.

Under Brazilian legislation, cable television concessions are granted by the Federal Government, through the Ministry of Communications. The Company obtained concessions on different dates, originally for a period of 15 years, renewable for consecutive and equal periods, to operate in certain cities in the States of São Paulo, Rio de Janeiro and Amazonas. Renewal of cable television concessions by National Telecommunications Agency (“Agência Nacional de Telecomunicações - ANATEL”) is assured if the cable television operator has: (a) complied with the terms of the concession; (b) complied with regulations from ANATEL; (c) agreed to meet certain technical and economic requirements for the satisfaction of community needs, including system modernization standards; and (d) expressed interest in the renewal at least 24 months before the expiration date of the original concession term. Concession renewals may not be denied if the licensee has not been notified of such noncompliance. ANATEL regulates the procedures for renewal of the concession, which may include public hearing.

The Company’s principal activity consists of offering pay television and high-speed data services using its broadband network in certain cities in the States of São Paulo and Rio de Janeiro and the city of Manaus in the State of Amazonas. The transmission of pay television signals and high-speed data through cable television systems is comprised of the following phases:

• Preoperating phase - begins with investments in the construction of cable television systems until the start-up of signal and/or data transmission. The preoperating phase ends when the first subscriber begins to receive the relevant service. During 2006, there was no subsidiary in this phase.

• Prematurity phase - the period between the transmission of signals and/or data to the first subscriber and the earlier to occur of the achievement of a predetermined penetration rate for the mapped area or the second anniversary of the start-up date. As mentioned in Note 3.(b), the only subsidiary in this phase is Jacareí Cabo S.A.

• Full operation phase - after the above-mentioned penetration rate has been attained or on the two-year anniversary of the start-up date, whichever occurs first. All the operations, except the subsidiary mentioned above, are in this phase.

The Company has invested significant sums of money in its operations by building and expanding its transmission network, as a result of efforts to increase its customer base in the areas where it has operating concessions. Funds invested in operations were provided by shareholders and by third parties. Based on projections prepared by the Company’s management, the payment of existing balance of loans and financing and new investments for expanding and digitalizing the network will be made mainly with funds generated from operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the assets, liabilities, revenues and expenses of all subsidiaries over which the Company exercises control. The Company’s consolidated financial statements include the accounts of all majority-owned subsidiaries where ownership is more than 50% and effective control is exercised. All consolidated subsidiaries are under same management control. All significant intercompany transactions and balances with consolidated subsidiaries are eliminated in the consolidated financial statements. No minority interest has been reported on subsidiaries where less than 100% of the shares is owned directly or indirectly by the Company, since: (i) subsidiaries under this situation reported shareholders’ deficit and the minority shareholders are not responsible for funding deficits from operations; (ii) the subsidiaries are fully financed by the Company; and (iii) minority interest has been acquired and/or committed to be acquired by the Company for a nominal amount.

b) Use of estimates

The accompanying consolidated financial statements are prepared in conformity with U.S. GAAP and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Amounts affected include, but are not limited to, allowances for doubtful accounts, impairment and restructuring charges, useful lives of property and equipment and intangible assets, contingent liabilities and income tax valuation allowances. Actual amounts may vary from those estimates and assumptions used in the financial statements and related notes.

c) Translation of foreign currency financial statements

The Company’s reporting currency is the U.S. dollar - US$. The functional currency of the operating subsidiaries is the Brazilian real - R$, which is the currency of the country where operations are generated. The translation from the functional currency to the reporting currency is performed as follows: (i) amounts included in the consolidated statements of operations are translated at the weighted average exchange rates for the period; (ii) assets and liabilities are translated at year-end exchange rates; and (iii) the balances of shareholders’ equity, including accumulated deficit, were translated using the exchange rate at the date of each transaction and any exchange differences are recorded in a separate component of shareholders’ equity (accumulated other comprehensive income (loss)).

d) Accounting for revenues, costs and expenses

Cable subscriber connection fees and costs are included in revenue and cost of services as the services are performed. Subsequent disconnection and reconnection costs are expensed as incurred. Revenues from the provision of pay television, high-speed data access data and Internet Service Provider - ISP services are recognized as the services are rendered.

Installation and connection fees are recognized as revenue as of the date the equipment is installed at the subscribers’ household. Direct selling costs are charged to operations when incurred. Currently, direct selling costs exceed installation and connection fees and, accordingly, no deferred income has been recorded for future amortization.

Initial subscriber installation costs, including material, labor and overhead costs, are capitalized and depreciated over a period no longer than the depreciation period used for cable television equipment.

e) Cash and cash equivalents and short and long-term investments

Cash and cash equivalents include unrestricted cash on hand, deposits in banks and short-term investments with maturities of three months or less, when purchased and which are readily convertible to cash. Cash and cash equivalents are stated at cost plus accrued interest earned through the balance sheet date.

Short and long-term investments with maturities, when purchased, longer than three months are recorded as short and long-term investments and stated at cost plus accrued interest earned through the balance sheet date. The underlying investments have been classified as held to maturity.

f) Trade accounts receivable

Trade accounts receivable are recorded based on the fees prevailing during the period the services are rendered. Amounts receivable, as well as the corresponding revenues, are both recorded on an accrual basis, when services are provided.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is established in an amount deemed by management sufficient to cover probable losses on the realization of trade accounts receivable, based on factors such as the customer delinquency and aging statistics, economic considerations and historical loss percentages, among others.

h) Cable television concessions - licenses

Cable television concessions are stated at acquisition cost, plus: (i) financial charges incurred through the start-up of operations; and (ii) allocation of the fair value related to the excess of the cost of the acquired Canpar’s operations over the net of the amounts assigned to assets acquired and liabilities assumed, pursuant to Statement of Financial Accounting Standard - SFAS No. 141, “Business Combination”, less amortization. Amortization is calculated under the straight-line method over the period between the start-up of operations and the original expiration date of the concession, which is 15 years from the date of granting. For the areas in which the applicable infrastructure construction project has been discontinued, a provision for loss is recorded as a reduction of the acquisition cost of the corresponding concessions.

i) Property and equipment

Stated at acquisition or construction cost, plus allocation of the fair value related to the excess of the cost of the acquired Canpar’s operations over the net of the amounts assigned to assets acquired and liabilities assumed, pursuant to SFAS No. 141, less accumulated depreciation. Depreciation is calculated under the straight-line method, using the economic estimated useful lives stated in Note 8.

Costs of installation at customers’ premises are recorded in property and equipment (internal network) and depreciated over a period of ten years. Costs of disconnection and reconnection are charged to operations when incurred.

Purchases of materials for network and infrastructure construction are recorded as network material inventories under the caption “Property and equipment”. This balance is reduced, if applicable, by an obsolescence reserve.

The Company’s broadband network consists of aerial cables (as opposed to buried cables), which requires the use of existing poles owned by local utility companies under pole rental agreements. Costs in connection with such agreements are recognized as rental costs, under the caption “Programming and other operating costs”, as incurred.

j) Deferred charges

Deferred charges consist of expenditures incurred during the prematurity phase. The deferred charges are amortized over five years.

The prematurity phase begins on the start-up date of the operations and terminates at the moment the predefined market penetration rate for the mapped area is reached, or on the two-year anniversary of the start-up date, whichever occurs first. In the prematurity phase, programming costs, equipment depreciation, concession amortization and other charges are deferred in proportion to the number of active subscribers to the estimated number of subscribers required to achieve the operations’ break-even point. As the break-even point is reached, costs and expenses are no longer deferred and amortization is initiated using the straight-line method over a period of five years.

k) Valuation of long-lived assets

The Company periodically reviews the recoverability of the carrying amounts of its long-lived assets, consisting of property and equipment, cable television concessions and deferred charges by assessing the estimated future undiscounted cash-flows attributable to such assets. If the carrying value of a long-lived asset is considered impaired, the Company recognizes a loss based on the difference between the carrying amount and the fair value of that asset in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. No such impairment loss was recorded during the years ended December 31, 2006 and 2005.

l) Capitalization of interest

In accordance with SFAS No. 34, “Capitalization of Interest Costs”, interest incurred on loans and financing is capitalized during the construction in progress phase. During 2006 and 2005, the Company did not have significant qualified construction in progress assets subject to capitalization of interest.

m) Capital lease

Pursuant to SFAS No. 13, “Accounting for Leases”, a lease arrangement is classified as a capital lease if it transfers substantially all the benefits and risks incident to ownership. All other leases are classified as operating leases. In a lease that transfers substantially all of the benefits and risks of ownership, the economic effect on the parties is similar, in many respects, to that of a purchase in installments.

Capital leases are recorded as an asset and a liability at the lower of the fair value of the asset and the present value of the minimum lease payments and depreciated consistently with the Company’s own assets. If there is no reasonable certainty that the Company will obtain ownership at the end of the lease, the asset is depreciated over the shorter of the lease term or the life of the asset.

Operating leases are charged to operations over the lease term on a straight-line basis.

n) Assets and liabilities denominated in foreign currency or subject to indexation

Since the functional currency of the Company is the Brazilian real - R$, foreign currency-denominated assets and liabilities are translated into Brazilian reais - R$ using the commercial exchange rates at the balance sheet date. Assets and liabilities in Brazilian reais - R$ and subject to indexation are monetarily restated using the applicable indices prevailing on the balance sheet date. Exchange gains and losses and monetary variations are recorded to profit and loss accounts as incurred, under the caption “Foreign currency and monetary variations gain, net”.

o) Accrual for contingencies

Accrual for contingencies is recorded in an amount considered by the Company’s management sufficient to cover probable losses, based on assessments prepared by Company’s management.

p) Income tax

The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recorded for tax loss carryforwards and other temporary differences between the financial reporting basis and the tax basis of each Company’s assets and liabilities. Deferred tax assets are reduced by a valuation allowance if management believes it is more likely than not that some or all of the deferred tax assets will not be realized. The determination of the balance of the valuation allowance also considers the Company’s history of reported tax loss carryforwards as preliminary basis to ensure future realization.

q) Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share”. Basic earnings per share is calculated by dividing net earnings available to shares (common and preferred) by average shares outstanding. Earnings (loss) per share is determined based upon the weighted average number of shares outstanding during the period, giving retroactive effect to stock dividends and stock splits.

r) Comprehensive income (loss)

Comprehensive income (loss) consists of net loss and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that are not included in the net income (loss), but rather are recorded directly in shareholders’ equity. For the years ended December 31, 2006 and 2005, comprehensive income consisted of net income and foreign currency translation adjustments on the balance of shareholders’ equity.

s) Fair value of financial instruments

The fair value of financial instruments classified as current assets and liabilities approximates their carrying values due to their relative short-term maturities and related variable interest rate components. The fair value of long-term loans and financing approximates book value since conditions for this type of financing have not changed significantly from the time of issuance.

t) Recently issued accounting pronouncements

In February 2006, the Financial Accounting Standards Board - FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 resolves issues addressed in Statement No. 133 Implementation Issue No. D1, “Application of Statement No. 133 to Beneficial Interests in Securitized Financial Assets”. SFAS No. 155: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133; (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (e) amends Statement No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The impact of adopting this Statement is dependent on events that could occur in future periods, and, as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS No. 156 amends Statement No. 140, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 amends Statement No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The impact of adopting this Statement is dependent on events that could occur in future periods, and, as such, an estimate of the impact cannot be determined until the event occurs in future periods.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Tax Positions” (“FIN No. 48”), to provide guidance on the recognition and measurement in financial statements of uncertain tax positions taken or expected to be taken on tax returns. FIN No. 48 also provides for new disclosures with respect to unrecognized tax benefits. FIN No. 48 is effective for 2007 and a cumulative effect adjustment will be recognized in opening retained earnings for the impact of applying the guidance as of January 1, 2007. The Company is not presently able to determine the impact of applying FIN No. 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. It also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is to be applied prospectively as of the beginning of the year in which it is initially applied. The Company is currently assessing the impact, if any, of applying SFAS No. 157.

In September 2006, the FASB also issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, which prohibits the use of the accrue-in- -advance method of accounting for planned major maintenance activities in annual and interim reporting periods. The FSP permits the application of three alternative methods of accounting for planned major maintenance activities: the direct expense, built-in- -overhaul, and deferral methods. The FSP is effective for the first fiscal year beginning after December 15, 2006. The Company does not presently expect that there will be a material impact on shareholders’ equity from applying FSP No. AUG AIR-1.

3. CONSOLIDATION PRINCIPLES

In consolidation, all significant intercompany balances and transactions have been eliminated.

The subsidiaries included in the consolidated financial statements are listed below:

		Ownership interest
Subsidiaries		(%)

		12/31/06	12/31/05

Horizon Comercial Importação e Exportação Ltda. (“HCIAL”)	(a)	-	100.00
Horizon Line Brasil Ltda. (“HLB”)	(a)	91.80	-
Jacareí Cabo S.A.	(b)	83.00	83.00
Canbras TVA Cabo Ltda.	(c)	100.00	100.00
TV Mogno Ltda.	(c)	100.00	100.00
TV Eucalipto Ltda.	(c)	100.00	100.00
614 TVH Vale S.A. (“TVH”)	(d)	79.28	79.28

(a) In May 2006, HCIAL was merged into HLB and since then the Company has held 91.8% of HLB (company without operations, and is a related party of the Company’s shareholders). 8.2% of HLB’s capital is held by Horizon Telecom International, LLC (“HTI”), a shareholder of the Company.

(b) This subsidiary has a license to provide cable television services in the city of Jacareí, in the State of São Paulo, and presently is in the prematurity phase; its transmission of signals started in December 2005. The Company has agreed to purchase 100% of the outstanding shares of this subsidiary and already paid 100% of the purchase price to the former shareholder. In June 2006, after six months of operations of Jacareí Cabo S.A., a letter was filed with ANATEL requesting the transfer of shares (representing 17% of Jacareí Cabo S.A.’s capital) from the former shareholder to the Company. There will be no cash disbursement. Jacareí Cabo S.A. has been fully consolidated into the Company’s financial statements. As of December 31, 2006, the total assets of this subsidiary were US$2.8 million, basically represented by the acquisition of concessions and property and equipment in the amounts of US$0.3 million and US$2.0 million, respectively.

(c) Due to the corporate restructuring initiated in the second quarter of 2005, through the partial spin-off and/or merger of the subsidiaries, on July 1, 2005, the operating assets and liabilities were transferred to Vivax at their book value. Currently, these companies are dormant.

(d) The Company holds 79.28% of the shares of TVH and the remaining shares are held by companies belonging to Companhia Técnica de Engenharia Elétrica (“Alusa”). The Company also holds 78.16% of 614 TVG Guarulhos S.A. (“TVG”) and the remaining shares are also owned by Alusa. In December 2003, the former Canbras’ management concluded negotiations with Alusa to acquire the shares that Alusa holds in TVH (20.72%) and sell to Alusa all shares it has in TVG (78.16%) in a transaction that, in the net amount of payment and receipt, is not expected to have a significant net cash disbursement by any of the parties involved. The parties agreed with the terms of the transaction, which is pending approval by ANATEL, for consummation. 51% of the common shares of TVG and TVH belong to Alusa. As agreed upon between the parties, since 2004 TVG’s management has been the responsibility of Alusa and TVH’s management has been the responsibility of the Company. The loss on this transaction was fully recorded in 2003. The financial statements of TVG are not consolidated into the financial statements of the Company and the financial statements of TVH have been fully consolidated since January 2004.

4. CASH AND CASH EQUIVALENTS

	2006	2005

Cash and cash equivalents:
Cash and bank balances	$ 2,937	$ 1,192
Short-term investments readily convertible to cash:
Denominated in Brazilian reais - R$, with yield based on the CDI
(interbank deposit rate - currently equivalent to 13.1% p.y. (16.5%
p.y. in 2005))	42,151	1,142

Total	$ 45,088	$ 2,334

5. TRADE ACCOUNTS RECEIVABLE

	2006	2005

Maturity:
Up to 30 days	$ 2,913	$ 1,431
From 31 to 60 days	321	234
Over 60 days (*)	225	775

	$ 3,459	$ 2,440

Past due:
Up to 30 days	$ 2,466	$ 1,791
From 31 to 60 days	659	541
From 61 to 90 days	280	283
Over 90 days	860	849

	4,265	3,464

Total	$ 7,724	$ 5,904

(*) Resulting from the installment payment plan for installation services for new customers.

6. INTERCOMPANY ACCOUNTS

		2006	2005

Noncurrent liabilities (denominated in U.S. dollars)-
Horizon Telecom International, LLC	(a)	-	$ 89,587

Transactions-
Foreign currency and monetary variations gain - HTI	(b)	$ $ 4,067	$ 12,676

(a) Loans obtained from Horizon Telecom International, LLC (“HTI”). Since December 2003, no interest is charged on the balance of such loans. Amounts denominated in U.S. dollars.

On January 2, 2006, the Company’s shareholders decided to liquidate the balance of intercompany payables to HTI, being a portion through a conversion into capital with issuance of new shares and the other portion through a cash payment by using the proceeds of the debentures mentioned in Note 10. On January 2, 2006, Brasil TV a Cabo (another shareholder of the Company) assumed a portion of the debt with HTI under the Company’s responsibility in the amount of R$37.3 million (equivalent to US$16.1 million). Due to this assumption, Brasil TV a Cabo became the holder of a receivable from the Company in the same amount and converted said receivable into interest in the Company’s capital, with the issuance of 124,436,372 common shares, a transaction approved by the Extraordinary Shareholders’ Meeting held on January 2, 2006. On the same date, HTI subscribed and paid up 90,732,987 common shares and 185,169,360 preferred shares of the Company through conversion of receivables held against the Company in the amount of R$82.7 million (equivalent to US$36.1 million). The remaining balance of this debt, in the amount of R$80.7 million (equivalent to US$37.4 million), was paid to HTI on February 10, 2006, with funds from the issuance of debentures.

(b) Refers mainly to the exchange variation incurred in the period on the amounts then due to HTI, denominated in U.S. dollars, which were settled during the first quarter of 2006. These amounts were fully credited to the statement of operations and comprehensive income.

In addition to such intercompany loans with shareholders and affiliated companies, there also exist purchases from a company owned by two directors of Vivax. In 1999, through a competitive process, Vivax hired Teledesign Serviços e Comércio de Telecomunicações Ltda. (“Teledesign”) to build the optical and coaxial cable network. Two Vivax’s directors are the shareholders of Teledesign. Vivax continues to purchase software and services from Teledesign and it is Vivax’s management opinion that such purchases are arm-length transactions. During 2006, purchases from Teledesign totaled approximately US$1.3 million (US$1.2 million, during 2005).

7. CABLE TELEVISION CONCESSIONS

		2006	2005

Cost	(a)	$ 38,406	$ 35,081
Purchase accounting adjustment	(b)	86,352	78,874
Accumulated amortization		(49,815)	(33,193)

		$ 74,943	$ 80,762

Weighted-average amortization period - years		5.5	6.5

(a) This cost is net of an amount of US$2.0 million, represented by the write-off, recorded in 2004, of the net book value of the licenses that were not in use and it is not the Company’s management intention to initiate construction on the areas covered by such licenses.

(b) On December 19, 2003, the Company acquired 100% of the outstanding shares of Canpar. The Company has recorded such acquisition based on the fair value of the assets acquired and liabilities assumed and determined goodwill in accordance with the purchase method of accounting prescribed by SFAS No. 141.

As described in Note 1, the concessions were acquired on different dates, originally for a period of 15 years, renewable for consecutive and equal periods. The acquisition cost has been fully paid, and no additional amounts are due. As per the cable TV regulation, beginning the date concessions are granted, the Company has 18 months (can be extended to additional 12 months) to initiate the infrastructure installation and provide services to subscribers. Substantive requirements to maintain concessions have been met.

Amortization of licenses is calculated under the straight-line method over the period between the start-up of operations and the original expiration date of the concessions, which is 15 years from the date of granting.

The Company’s broadband network is built on the existing poles owned by local utility companies under pole rental agreements.

The aggregated amortization expense for the above intangible assets amounted approximately to US$13,200 and US$11,700 for the years ended December 31, 2006 and 2005, respectively.

The estimated aggregated amortization expense for the next five years is as follows:

2007	$ 13,550
2008	13,550
2009	13,550
2010	13,550
2011	13,550
Thereafter	7,193

Total	$ 74,943

8. PROPERTY AND EQUIPMENT

	Estimated	2006			2005

	useful		Accumulated
	life - years	Cost	depreciation	Net	Net

External network infrastructure (a)	10	$100,303	$ (51,182)	$ 49,121	$ 51,011
Internal network infrastructure (a)	10	69,555	(28,638)	40,917	32,730
Computers and software	2.5	13,263	(9,888)	3,375	3,009
Equipment	10	3,342	(1,734)	1,608	1,223
Furniture and fixtures	10	1,957	(962)	995	737
Fleet vehicles	5	601	(189)	412	25
Buildings	25	3,074	(732)	2,342	2,199
Headend and antennas	10	10,036	(5,121)	4,915	3,402
Cable modem	2.5	16,993	(9,741)	7,252	4,793
Internet material	5	12,056	(8,567)	3,489	1,626
Telephone network construction	10	842	(214)	628	556
Building improvements	25	2,255	(486)	1,769	510
Other		8	-	8	70

		234,285	(117,454)	116,831	101,891
Land		423	-	423	387
Construction in progress and
advances to suppliers		87	-	87	779
Network material inventories (b)		2,178	-	2,178	4,167

		$ 236,973	$ (117,454)	$ 119,519	$ 107,224

(a) In connection with the acquisition of Canbras’ operations occurred in December 2003, it is included in this caption as of December 31, 2006 the fair value adjustment balance in the amount of US$4,803, net of accumulated depreciation (US$7,737, in 2005).

(b) This represents materials acquired for the construction of the infrastructure, which have not yet been applied to the corresponding items. Upon the utilization and completion of the construction, such materials are then classified to external and internal network infrastructure.

A portion of the properties used by the administrative and technical areas is rented from third parties. Rental expenses for the year ended December 31, 2006, recorded as a charge to operations, were approximately US$890 (US$700, in 2005). Lease contracts are made for periods ranging from two to five years. Estimated annual rental expense for 2007 onward is approximately US$900, plus inflation adjustments.

9. DEFERRED CHARGES

	2006	2005

During the prematurity phase	$ 12,329	$ 11,079
Accumulated amortization	(10,081)	(8,366)

	$ 2,248	$ 2,713

10. LOANS AND FINANCING

		2006	2005

Current portion, recorded as current liabilities:
Banco ABC Brasil	(a)	-	$ 889
Banco Itaú BBA	(b)	$ 1,788	166
Banco ABC/Unibanco	(c)	-	2,666
Capital lease		-	23

		$ 1,788	$ 3,744

Long-term portion:
Banco ABC Brasil	(a)	-	$ 3,062
Banco Itaú BBA	(b)	102,900	27,342
Banco ABC/Unibanco	(c)	-	8,758

		$ 102,900	$ 39,162

Maturities of long-term portion of the consolidated debt are as follows:

2009	$ 34,300
2010	34,300
2011	34,300

$ 102,900

(a) This balance referred to the sum of loan obtained in July 2005, from Banco ABC Brasil (“ABC”), in the amount of R$10 million (equivalent to US$4.7 million), solely to pay the remaining amounts owed to the former shareholder of Canbras companies. According to the original agreement, the balance was due in 60 monthly installments, beginning August 2005. Interest was equivalent to the CDI plus 4% per year. This loan was paid in advance, on January 17, 2006, with funds obtained from the bridge loan mentioned in item (b) below, and the guarantee represented by a second pledge of receivables from cable television and high-speed data customers from certain cities, in a guaranteed minimum monthly amount of R$7.3 million (equivalent to US$3.4 million), was released.

(b) The balance as of December 31, 2005 referred to the initial partial release of the bridge loan, which was used for prepayment of certain loans existing in December 2005. On January 17, 2006, an additional amount of R$42 million (equivalent to US$19.6 million) was received.

This bridge loan was obtained through an agreement signed on December 5, 2005 with a Brazilian bank, Banco Itaú BBA, under which: (i) the Company would obtain a bridge loan in the amount of R$220 million (equivalent to US$102.9 million) for a period of 180 days, to be liquidated with the proceeds from the issuance of debentures in the same amount. As per the provisions of such agreement, maturity can be extended for additional consecutive 180 days to the maximum of 5 years, or to the collection of the proceeds on the issuance of the debentures; and (ii) the Company hired Banco Itaú BBA as coordinator for the issuance of debentures by the total amount of R$220 million (equivalent to US$102.9 million). The interest rate of this loan was CDI plus 3% per year. The bridge loan had the following guarantees: (i) letter of credit provided by Brasil TV a Cabo (a Company’s shareholder) and by Canbras TVA (subsidiary); (ii) guarantee on 51% of the Company’s shares held by Brasil TV a Cabo; (iii) pledge of certain receivables held by the Company and by TVH; and (iv) letter of guarantee of HTI (a Company’s shareholder).

Pursuant to the aforementioned agreement, on February 10, 2006 the Company fully settled this bridge loan with proceeds from the issuance of the 22,000 nonconvertible debentures, with unit par value of R$10.00 (equivalent to US$4.63), totaling R$220 million (equivalent to US$102.9 million). These debentures were subscribed on February 10, 2006 in the amount of R$228.8 million (equivalent to US$106 million). Interest was equivalent to the CDI plus a spread of 3% per year, paid semiannually, during the grace period of the principal, and monthly together with the principal, after the end of this grace period.

These debentures were earlier liquidated with the proceeds from another financing agreement signed with Banco Itaú BBA in November 2006 in the amount of R$220 million in the form of Bank Credit Notes, with yield equivalent to the CDI plus 2% per year, due semiannually. The proceeds were exclusively used to prepay, on November 16, 2006, the 22,000 nonconvertible debentures issued on December 1, 2005, totaling R$220 million. Even though the principal amount of those debentures was scheduled to be paid off during 48 monthly installments, in October 2006, the Company’s management decided for the earlier redemption, searching to reduce its costs and release the guarantees represented by the shares of the Company held by Brasil TV a Cabo and HTI. As a result: (i) following the provisions of the agreements of such debentures, a premium for earlier redemption equivalent to 2.38% on the outstanding balance was paid to the holders and charged to profit and loss account; and (ii) the remaining balance of prepaid capitalized expenses in connection with the issuance of such debentures was fully written off and charged to profit and loss account.

The principal amount of the outstanding loan due to Banco Itaú BBA, existing on December 31, 2006, will be due in five years, with a three-year grace period, and repayment of the principal at the end of the 3rd, 4th and 5th years and will be pledged by the receivables of the Company and its subsidiaries (TVH and Jacareí Cabo S.A.) from cable television, high-speed data customers and other services rendered, in the monthly minimum amount of approximately R$24 million (equivalent to US$11 million). During November and December 2006, the monthly average total amount of receivables that passed through the corresponding bank account totaled approximately R$30.7 million (equivalent to US$14 million), presenting a performance 28% greater than the minimum amount.

Additionally, the Company undertook to maintain, on a quarterly basis, certain financial ratios, such as bank debt/EBITDA ratio, net interest expense to EBITDA ratio, current and long-term indebtedness/shareholders’ equity ratio. In case of nonperformance, the payment of the outstanding balance may be called on demand. Presently, the Company is in compliance with such commitments.

In the event of early redemption, the Company will pay a premium on the outstanding balance of 0.75% proportionate to the days remaining to the maturity date, in relation to the total days of the financing.

(c) Loan obtained by the Company in May 2005 from two banks, in order to extend the payment term of its debt, including the long-term portion, improve investment flow and eliminate certain restrictive covenants of previous financing agreements. There was R$100 million (equivalent to US$40.8 million) available under this loan agreement, of which R$30 million (equivalent to US$14 million) was received in May 2005. Interest at a rate of CDI plus 4% per year was due monthly together with amortization of the principal in 60 monthly installments beginning June 2005.

On January 17, 2006, this loan was fully settled with proceeds obtained from the bridge loan mentioned in item (b) above and, on the same date, the Company obtained the statement of earlier settlement of the debt, discharging it from all guarantees in favor of Banco ABC and Unibanco.

11. OTHER PAYABLES AND ACCRUALS

	2006	2005

Accrual for contingencies - TST (see Note 13)	$ 277	$ 677
Accrual for refund of installation fees	-	720
Escrow deposit from service suppliers	526	386
Other	172	245

	$ 975	$ 2,028

12. TAXES PAYABLE - TAX DEBT REFINANCING PROGRAM

	2006	2005

Current portion (included in the balance of taxes payable)	$ 75	$ 76

Noncurrent portion	$ 787	$ 874

According to Law No. 10,684, of May 30, 2003, that reestablished the Tax Debt Refinancing Program (“Programa de Recuperação Fiscal - Refis”), certain subsidiaries opted, in July 2003, to consolidate their outstanding judicial disputes, overdue and unpaid taxes and prior periods’ taxes (Refis) balances payable, into payments in 180 monthly installments starting in August 2003. The total amount outstanding is subject to interest equivalent to long-term interest rate (TJLP), which currently is 6.85% per year (9.75%, in 2005). The adjusted fair value of this obligation, using current interest rate prevailing in the market condition (based on CDI interest rate), totals approximately US$0.5 million. The accounting balance remained recorded based on the original amount due, plus accrued interest as per TJLP, and no adjustment has been recorded to reduce the outstanding balance to the fair value.

13. ACCRUAL FOR CONTINGENCIES

	2006	2005

Labor	$ 1,327	$ 951
Civil	199	164
Taxes	6,092	4,052
Other – ECAD	4,852	3,631
Escrow deposits	(597)	(192)

	$ 11,873	$ 8,606

The Company is involved in various legal actions arising in the normal course of business. Accruals have been recorded based on the understanding that losses are probable or that there are uncertainties as to the final outcome of the legal actions. Management believes that the recorded accruals are sufficient to cover any losses and that no material loss in excess of the accrued balance will be incurred.

Since the start-up of operations, the Company and its subsidiaries have not made any payment to ECAD (“Escritório de Arrecadação e Distribuição”), the regulatory agency that controls royalty payments, for the granting to pay television companies of the right to distribute music through their cable channels. Although management still does not agree with the applicability of such payment, a provision for loss has been recorded. There is no lawsuit filed by or against the Company. Said accruals will be maintained until the parties reach an agreement or this matter is definitively resolved.

Additionally, there is a contingency recorded under the caption “Other payables and accruals”, in the amount of US$277, relating to the assumption by Canpar (a subsidiary merged by the Company in November 2005) of certain commitments and contingencies of Telemínio Serviços de Telemática Ltda. (“TST”), an entity that belonged to Canpar’s former controlling shareholder, CCC. In 2002, CCC sold to third parties the totality of its interest in TST and, pursuant to the sale agreement, Canpar became liable for the commitments and contingencies of TST existing through February 28, 2002.

Other contingencies, for which no accrual has been recorded, since the Company’s management and its legal advisors assess the risk of loss as remote, are as follows:

a) Beginning in 2002, certain municipal governments created a law for the taxation of the underground, ground and overhead space used by cable television companies. The Company’s legal advisors consider the risk of loss in this case as remote and, therefore, no accrual for contingencies has been recorded.

b) Tax assessment notices issued by tax authorities for State value-added tax (VAT - “Imposto sobre Circulação de Mercadorias e Serviços - ICMS”) on cable modems, in the amount of approximately US$1,870, which, in the opinion of Company’s management and its legal advisors, is not applicable. The processes are at the administrative phase.

c) In August 2004, Canbras TVA was assessed by the municipal government of Santo André (the city where the former Canbras TVA headoffice was located) demanding the payment of service tax (“Imposto Sobre Serviços - ISS”) on cable TV revenues for the last five years. The amount of the tax assessment is approximately R$47 million (equivalent to US$22 million). The Company, through its legal advisors, is defending against this assessment, since ICMS (State VAT), which must be levied on cable TV services as established by the applicable legislation in force, was paid on the revenue earned in the corresponding period. Therefore, no provision for losses has been recorded. The process is at the administrative phase.

14. CAPITAL

a) Subscribed and paid-up capital

Subscribed and paid-up capital as of December 31, 2006 is represented by 110,398,323 (322,049,544, in 2005) shares, of which 56,142,018 (161,024,772, in 2005) are registered common shares and 54,256,305 (161,024,772, in 2005) are registered preferred shares, without par value, as follows:

	Number of shares

	Common	Preferred	Total

Brasil TV a Cabo Participações S.A.	29,508,429	-	29,508,429
Net Serviços de Comunicação S.A.
(previously held by Horizon Telecom
International, LLC - foreign company)	5,033,588	11,056,300	16,089,888
Public offering - February 2006	21,600,000	43,200,000	64,800,000
Individuals – directors	1	5	6

Total	56,142,018	54,256,305	110,398,323

Each common share entitles its holder to one vote at the Annual Shareholders’ Meeting.

Preferred shares do not carry voting rights, except as specified below, and are entitled to priority in the following cases: (i) payment of dividends at least equal to those paid on common shares; (ii) priority in capital reimbursement, without premium; and (iii) right to be included in a public offering for sale of controlling ownership interest, pursuant to the Company’s bylaws.

With the Company reaching the São Paulo Stock Exchange’s (BOVESPA) Level 2 of Corporate Governance, preferred shares will have the right to vote at any Shareholders’ Meeting on: (i) the Company’s merger or spin-off; (ii) the approval of agreements between the Company and the controlling shareholder, directly or through third parties, as well as through other companies in which the controlling shareholder has an interest, whenever by legal or statutory provision such agreements are submitted to the Shareholders’ Meeting; (iii) the valuation of assets used for the Company’s capital increase; (iv) the choice of a specialized company to determine the equity value of shares issued by the Company, in the cases provided for in the bylaws; and (v) amendment or revocation of the provisions thereof that may change or alter any of the requirements set forth in the Regulation for Differentiated Corporate Governance Practices - Level 2, provided that this voting right is granted while the agreement for the Adoption of Corporate Governance Practices - Level 2 remains in effect.

The Company’s shares may be converted from one type to another, at the shareholders’ discretion, in the proportion of one common share for each preferred share and vice versa, provided that the legal limitation for issuance of preferred shares and any and all regulations applicable to cable television services are observed, and the process is ratified by the Shareholders’ Meeting.

Always observing the legal limitation for issuance of preferred shares, that is 50% of the total shares issued, the Company is authorized to increase capital up to the limit of 100,000,000 additional shares, in the maximum amount of 50,000,000 common shares and preferred shares.

The holders of any type of shares will be entitled, in every year, to a minimum dividend of 25% of the net income, calculated according to Brazilian corporate law.

b) Acquisition of Horizon Telecom International, LLC’s (“HTI”) minority interest in the Company by Net Serviços de Comunicação S.A. (“NET”)

On October 12, 2006, the Company released a Significant Event Notice (press release) disclosing the signing of agreements between certain shareholders of the Company and NET with the initial purpose of acquisition of minority interest in the Company by NET, and subsequent acquisition of control of the Company. In this transaction, HTI and NET entered into an Agreement for Purchase and Sale of Shares and Other Covenants for sale of equity interest directly held by HTI, both in the Company and in Brasil TV a Cabo Participações S.A. (“BTVC”) (“Sale of Minority Interest”). On that same date, an Agreement for Purchase and Sale of Shares and Other Covenants was signed between Mr. Fernando Norbert (shareholder of BTVC), BTVC and NET for sale of control of the Company by BTVC to NET (“Sale of Control”). These two transactions must be implemented in two distinct stages, since the second one involves the change of control and requires prior approval by ANATEL.

Both stages of this transaction will be conducted with the same share exchange ratio, and all the Company’s shareholders will be offered the possibility of exchanging each common or preferred share held for 0.5678 preferred share issued by NET.

On November 30, 2006, NET acquired all the shares held by HTI, becoming the holder of 36.7% of the Company’s capital, 14.6% directly and 22.1% indirectly, through a minority interest in BTVC.

As mentioned above, the implementation of the Company’s acquisition of control by NET is subject to the approval of ANATEL.

c) Capital increase with conversion of amounts due to shareholders into capital

On January 2, 2006, the Company’s shareholders decided to liquidate the balance of intercompany payables to HTI, being a portion through a conversion into capital with issuance of new shares and the other portion through a cash payment by using the proceeds of the bridge loan/debentures received on that date. As mentioned at the Extraordinary General Meeting held on January 2, 2006, the following was approved: (i) conversion into capital of a portion of intercompany payables due to HTI, in the amount of R$82.7 million (equivalent to US$36.1 million), with the issuance of 90.7 million common shares and 185.2 million new shares to HTI; and (ii) assignment of a portion of the balance owed to HTI, in the amount of R$37.3 million (equivalent to US$16.1 million), to the shareholder Brasil TV a Cabo, which was simultaneously converted into capital, by issuing 124.4 million preferred shares to Brasil TV a Cabo. The remaining balance, in the amount of R$80.7 million (equivalent to US$34.5 million), was paid on February 10, 2006, with the proceeds from the issuance of debentures.

d) Capital increase with issuance of units

On February 7, 2006, the Company conducted a initial and secondary public offering of 19,200,000 units issued by the Company, equivalent to 57,600,000 shares, all registered and without par value, free and exempt from any encumbrance or lien, representing 1 common share and 2 preferred shares of the Company, all registered and without par value, free and exempt from any encumbrance or lien (“shares”), at R$24.50 per unit, totaling R$470.4 million. The initial and primary public offering totaled 2,400,000 units (R$58.8 million, equivalent to US$27.2 million) representing new shares issued by the Company (“initial public offering”) and the secondary public offering totaled 16,800,000 units (R$411.6 million, equivalent to US$190.4 million) held by HTI (“Selling Shareholder”). The initial public offering generated net proceeds in the amount of R$55.4 million (equivalent to US$25.6 million), net of expenses directly related to this offering, in the amount of US$1.6 million.

On February 10, 2006, HTI granted an offering of an additional 2,400,000 units held by it (“supplementary option”), in the amount of R$58.8 million (equivalent to US$27.2 million). The total public offering was 21,600,000 units, in the amount of R$529.2 million (equivalent to US$244.8 million).

e) Changes in the number of shares

The following table presents changes in the number of shares issued and outstanding at each year ended:

	Number of shares (in thousands)

	Common	Preferred	Total

Shares at December 31, 2005	161,025	161,024	322,049
Conversion of amounts due to shareholders’ equity	215,169	185,169	400,338
Reverse stock split (7 to 1 share)	(322,452)	(296,737)	(619,189)
Initial public offering - primary shares	2,400	4,800	7,200

Shares at December 31, 2006	56,142	54,256	110,398

The Extraordinary Shareholders’ Meeting held on January 2, 2006 approved a reverse stock split of the Company’s shares, attributing 1 share in substitution for every 7 existing shares.

The following table provides a reconciliation of the numerators and denominators used in computing earnings per share as required by SFAS No. 128. Basic earnings (loss) per share is equal to diluted earnings (loss) per share for all periods presented since the Company did not have any potentially dilutive securities:

	2006	2005

Net income	$ 29,911	$ 8,061
Weighted average shares outstanding - basic and diluted
(in thousands), after the reverse of stock split described
above	109,798	41,688
Basic and diluted earnings per share - US$:
Common shares	$ 0.27	$ 0.19
Preferred shares	0.27	0.19

15. PROGRAMMING AND OTHER OPERATING COSTS

	2006	2005

Programming costs	$ 24,933	$ 17,778
Costs associated with broadband/EMBRATEL	6,773	4,438
Consumption of electricity	1,682	1,453
Pole rentals	2,148	3,688
Other	12,703	8,014

	$ 48,239	$ 35,371

16. WRITE-OFF OF PREPAID EXPENSES IN CONNECTION WITH THE ISSUANCE OF DEBENTURES AND DEBENTURE PREMIUM RELATED OT EARLY REDEMPTION

In October 2006, the Company announced its decision for the earlier redemption of its debentures (the principal amount of such debentures was originally scheduled to be repaid during 48 monthly installments, beginning December 2006) and, as a result of the aforementioned prepayment: (a) according to the Indenture of the 2nd Issue of Simple Debentures for Public Offering with a Floating Charge and Additional Guarantees (“Indenture”), the earlier redemption was made at the unamortized unit par value plus yield calculated on a pro rata basis from the payment date of the last yield to the earlier redemption date, and a premium equivalent to 2.38%, calculated on the outstanding balance of debentures, in the amount of US$2.6 million; and (b) the remaining balance of prepaid expenses in connection with the debentures issuance was written off in the amount of US$4.2 million, totaling US$6.8 million charged to the operations in the caption of “Write- -off of prepaid expenses from issuance of debentures and provision for debenture premium”.

17. MANAGEMENT COMPENSATION

During 2006, management compensation expenses totaled US$2,496 (US$2,258, in 2005).

18. COMMITMENTS

a) Rental of poles of electric power concessionaires

As mentioned in Note 2.i), the Company’s broadband network is almost entirely comprised of aerial cables (as opposed to buried cables), which requires the use of existing poles owned by local utility entities under pole rental agreements. The current agreements are effective for periods varying from two to five years, renewable for additional terms. The contract value is determined by the number of poles to be used, and, therefore, the total cost varies according to the size of the network.

Relying on regulations governing infrastructure sharing in Brazil, the Company’s management has initiated legal actions against certain local utility entities seeking to reduce the pole rental charges imposed by them. While this litigation remains, provisions representing the difference of the amounts actually paid and the amounts claimed by the utility entities will continue to be charged to operations under the caption “Programming and other operating costs” and the cumulative accrued balance recorded under the caption “Other payables and accruals” in current liabilities. In 2004, 2005 and 2006, the Company entered into agreements with certain utility entities, and only two legal actions are still outstanding for which there is a recorded accrual in the amount of US$0.1 million. During 2006, the Company’s management completed negotiations with certain utility entities and, as a result of such negotiations, released a portion of the accrued balance to credit in the caption of “Programming and other operating costs”, in the amount of approximately US$2.1 million.

In future years, the annual minimum amount of utility pole rental is estimated at US$4.7 million, adjustable for inflation.

b) Property rental and other rentals

The Company and its subsidiaries rent properties for varying periods of time. They expect to continue renewing their existing lease contracts, and annual rental expenses are estimated at approximately US$900, plus inflation adjustments.

The Company also has lease agreements for vehicles for an indefinite period, with monthly payments in the amount of approximately US$0.1 million. The agreements can be canceled by either party at any time upon prior notice to the other party, without fine, and the Company is not committed to acquire such vehicles.

c) Commitments to ANATEL (unaudited information)

The Company and its subsidiaries have commitments to ANATEL with respect to targets for the infrastructure implementation and provision of cable television services in certain cities of the States of São Paulo, Rio de Janeiro and Amazonas. The Company’s management believes that, except for a delay in the start-up of the cable system in Jacareí, the substantive requirements of the above-described commitments are being met.

d) Commitments to suppliers

On October 11, 2006, the Company signed an equipment acquisition request to expand its network infrastructure and, consequently, its customer base, through nodes segmentation/digital return transmitter, in the amount of approximately US$3.5 million. The equipment will be received through April 2007.

19. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes (“income taxes”) are calculated based on taxable income adjusted under prevailing legislation. Income tax is calculated at the rate of 15%, plus a 10% surtax on taxable income exceeding R$240. Social contribution tax is calculated at the rate of 9% on income adjusted under prevailing legislation. The combined income tax rate is 34%.

a) Reconciliation of income and social contribution taxes

	2006	2005

Income (loss) before income taxes	$ (2,347)	$ 7,807
Combined income tax rate	34%	34%

Tax benefit (provision) at statutory combined tax rate	798	(2,654)
Change in valuation allowance adjustment	32,264	3,498
Tax effect on permanent differences	(804)	(590)

Income tax benefit (expense)	$ 32,258	$ 254

b) Deferred income taxes

	2006	2005

Tax loss carryforwards and temporary differences as of
December 31 (computation basis):
Tax loss carryforwards	$ 127,723	$ 119,686
Deductible temporary differences - asset	26,800	36,854

Total tax basis	$ 154,523	$ 156,540

Effect of deferred income tax on total deductible temporary
differences and tax loss carryforwards	$ 52,538	$ 53,220
Valuation allowance	$ (14,814)	$ (48,264)

Deferred income tax asset, net of valuation allowance	$ 37,724	$ 4,956

Taxable temporary differences - liability	$ (47,280)	$ (50,564)

Balance of deferred income tax liability	$ (16,075)	$ (17,192)

Balance of deferred income tax asset (liability), net	$ 21,649	$ (12,236)

Temporary differences are composed of:

	2006	2005

Assets-
Arising from provisions, accruals, reserves and valuation
allowances that will be deductible for income tax purposes
only upon realization:
Concessions	$ 2,068	$ 7,350
Allowance for doubtful accounts	853	642
Investments - loss on sale of investment	7,016	6,408
Fixed assets obsolescence	-	3,261
Bonus/profit sharing	-	2,308
Accrual for refund of installation fees	-	720
Contingencies	9,171	6,847
Depreciation over a period shorter than that accepted by tax
legislation and other reserves	6,251	4,467
Utility entities’ pole rental - under litigation	109	2,239
Other accruals	1,332	2,612

Total deductible temporary differences	$ 26,800	$ 36,854

Liability:
Business combination - gross-up license	$ 47,280	$ 35,996
Exchange variation - cash basis for tax purposes	-	14,568

Total taxable temporary differences	$ 47,280	$ 50,564

The projections of future earnings concluded by the Company’s management confirm that the current taxable income is likely to continue, in line with the development process and profitability growth that is currently experienced by the Company. Thus, during 2006, the Company recorded a tax credit in the amount of US$32.2 million, represented by the full reversal of the valuation allowance previously recorded. At the parent company, however, full valuation allowance remained recorded on the tax loss and temporary differences of the subsidiary.

The balances of tax loss carryforwards and deductible temporary differences are maintained in Brazilian reais - R$ and are not subject to any restatement by interest and/or inflation. For the purposes of preparing this table, the Brazilian reais - R$ amounts were converted into U.S. dollars - US$ using the exchange rate prevailing on December 31, 2006 and 2005. Brazilian tax law allows for tax losses to be carried forward indefinitely to be offset against future taxable income. Tax legislation limits the utilization of tax loss carryforwards in a given year to 30% of taxable income.

Under the Brazilian tax regulations, each legal entity has to prepare and file its tax return as a separate legal entity since a consolidated tax return of any nature is not allowed; therefore, taxable income of certain subsidiaries cannot be offset against the tax losses of others. Each entity is a stand-alone taxpayer. There are certain subsidiaries that have balances of tax loss carryforwards and other temporary differences which results in potential income taxes benefit in the amount of US$14.8 million; however, it was reduced by a valuation allowance due to the fact that, presently, there is no sufficient assurance about its realization.

The balance of deferred income tax liability (current and long-term portion) is determined on the allocation of the fair value of licenses, as part of the purchase account allocation of the Canbras companies, on the portion that will not be deductible for income tax purposes. Realization is associated to the amortization of such fair value allocation which is connected with the amortization of the corresponding licenses.

Based on current projections, it is estimated by Company’s management that the tax credits recorded will be fully realized within six years. Estimated realization of the amounts recorded is as follows:

2007	$ 2,559
2008	1,244
2009	2,316
2010	4,100
2011	7,100
2012	4,330

Total	$ 21,649

20. FINANCIAL INSTRUMENTS

a) Fair value of financial instruments

The fair value of cash and cash equivalents, trade accounts receivable and current liabilities approximates carrying amounts, since their maturity is close to the balance sheet date. The fair value of the long-term loans and financing approximates book value since market conditions for this type of financing has not changed significantly from issuance.

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash equivalents, foreign currency exchange contracts and trade receivables. Trade receivables are denominated in Brazilian reais - R$. Accounts receivable are substantially spread over individual customers with no customer representing concentration of 10% or more of total revenues and accounts receivable. To reduce credit risk, the Company performs individual credit evaluations of its customers, but, as an industry practice, does not require advance payment or collateral. Company’s management has established certain credit requirements that its customers must meet before sales credit is extended. The Company monitors its risks on receivables by recording valuation allowances.

Intercompany payables are derived from transactions whose conditions could be different had such transactions been conducted with unrelated parties and, therefore, they may represent an investment and not necessarily the fair value of the financial transactions.

It is the Company’s policy not to enter into derivative financial instruments for speculative purposes.

As of December 31, 2006 and 2005, there were no outstanding derivative instruments.

b) Interest rate

The Company and its subsidiaries are exposed to normal market risks of changes in interest rates charged on its noncurrent liabilities.

21. INSURANCE

The Company has an insurance coverage for its assets against fire, theft and civil liability, in an amount considered sufficient by management to cover potential losses. It is not the Company’s or the market’s practice to have insurance for the external network infrastructure, since the risk involved is considered low by management.